UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DEERE & COMPANY

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

244199105

(CUSIP Number)

Laurie Smiley, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 425-889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244199105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,508,573(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 27,508,573(1)

	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,508,573(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%(2)
14	Type of Reporting Person (See Instructions) OO

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 391,667,085 shares of Common Stock outstanding as of July 31, 2012 as reported on the Issuer’s Form 10-Q filed on August 30, 2012.

CUSIP No. 244199105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,508,573(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 27,508,573(1)

	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,508,573(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%(2)
14	Type of Reporting Person (See Instructions) IN

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on 391,667,085 shares of Common Stock outstanding as of July 31, 2012 as reported on the Issuer’s Form 10-Q filed on August 30, 2012.

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Common Stock, $1.00 par value per share (the “Common Stock”) of Deere & Company (the “Issuer”).  Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) jointly file this Amendment to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 23, 2011.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended as follows:

Since the filing of its Schedule 13D, Cascade purchased 3,000,000 shares of Common Stock with its working capital for an aggregate purchase price of $238,794,039.87 (including commissions).

Item 4.           Purpose of Transaction

Item 4 is hereby amended as follows:

The Reporting Persons acquired their respective shares of Common Stock for investment purposes.  Neither the filing of this Schedule 13D nor anything contained herein shall be deemed an admission that the Reporting Persons are required to file this Schedule 13D pursuant to Rule 13d-1(e) or subject to the restrictions contained therein.

The Reporting Persons expect to consider and evaluate on an ongoing basis their investment in the Common Stock.  From time to time, the Reporting Persons have engaged in and expect in the future to engage in discussions with directors, management and other representatives of the Issuer concerning the Reporting Persons’ investment in the Common Stock.  The Reporting Persons may also engage in discussions with these persons, with other shareholders of the Issuer and with other relevant parties concerning the business and strategic direction of the Issuer and opportunities to enhance shareholder value.

The Reporting Persons may at any time, and from time to time, depending on their evaluation of their investment in the Common Stock, take any and all actions with respect to the Issuer and their investment in the Common Stock as they deem advisable and in their best interests.

Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in any of the items enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     During the past sixty days, Cascade purchased 1,000,000 shares of Common Stock for cash in open market transactions on the dates and for the weighted-average purchase prices per share set forth in Exhibit 99.1, which is attached hereto and incorporated by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 99.1                     Transactions during the past sixty days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2012	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(2)(3)
		Title:	Attorney-in-fact

	*By:	/s/Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated August 23, 2011 and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on August 23, 2011, SEC File No. 005-31096 and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.